Exhibit 12.2

CBL & Associates Limited Partnership
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Six Months Ended June 30,			Year Ended December 31,
	2018		2017	2017	2016	2015	2014	2013
Earnings:
Income (loss) before discontinued operations, equity in earnings and noncontrolling interests	$(41,624)		$93,727	$134,110	$75,935	$103,756	$242,675	$105,006
Fixed charges less capitalized interest and preferred dividends	107,970		111,266	218,680	216,318	229,458	239,844	231,934
Distributed income of equity investees	9,663		9,641	22,376	16,633	21,092	21,866	15,995
Equity in losses of equity investees for which charges arise from guarantees	—		—	—	—	(197)	(63)	(44)
Noncontrolling interest in earnings of subsidiaries that have not incurred fixed charges	(65)		(80)	(448)	(127)	(152)	(273)	(3,069)
Total earnings	$75,944		$214,554	$374,718	$308,759	$353,957	$504,049	$349,822

Combined fixed charges and preferred dividends (1):
Interest expense (2)	$107,970		$111,266	$218,680	$216,318	$229,458	$239,844	$231,934
Capitalized interest	1,538		1,224	2,222	2,302	4,153	7,246	5,837
Preferred dividends (3)	22,446		22,446	44,892	44,892	44,892	44,892	59,529
Total combined fixed charges and preferred dividends	$131,954		$134,936	$265,794	$263,512	$278,503	$291,982	$297,300

Ratio of earnings to combined fixed charges and preferred dividends	—	(4)	1.59	1.41	1.17	1.27	1.73	1.18

(1)	The interest portion of rental expense is not calculated because the rental expense of the Operating Partnership is not significant.

(2)	Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.

(3)	Includes preferred distributions to the Operating Partnership's partner in CW Joint Venture, LLC, through September 2013 when the outstanding perpetual preferred joint venture units were redeemed.

(4)	Earnings were inadequate to cover combined fixed charges and preferred dividends for the six months ended June 30, 2018 by $56,010.